EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Corporation Reports Strong Second Quarter and Raises Full-Year Outlook
Oak Brook, Illinois, August 8, 2017 — Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the second quarter ended June 30, 2017.

•	Orders of $271 million, up $84 million, or 45%, from last year, including organic growth of $27 million, or 19%

•	Net sales of $224 million, up 30% compared to last year

•	GAAP earnings per share of $0.19, up from $0.15 last year

•	Adjusted earnings per share of $0.23, up from $0.17 last year

•	Operating cash flow up $22 million compared to last year

•	Raising full-year outlook to a range of $0.77 to $0.80, from a range of $0.70 to $0.78
Consolidated net sales for the second quarter were $224.4 million, up $52.1 million, or 30% versus the same quarter a year ago. Second quarter income from continuing operations was $11.5 million, equal to $0.19 per diluted share, compared to $9.4 million, equal to $0.15 per share, in the prior-year quarter.
The Company also reported adjusted net income from continuing operations for the second quarter of $13.8 million, equal to $0.23 per diluted share, compared to $10.1 million, or $0.17 per diluted share, in the same quarter a year ago. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Q2 Earnings Exceed Expectations; Significant Increase in Orders and Backlog Driven by Organic Growth and M&A
“We are pleased to report an outstanding second quarter, with results that exceeded both revenue and earnings expectations,” commented Jennifer L. Sherman, President and Chief Executive Officer. “As in the first quarter, total reported orders were up significantly in comparison to the prior year, driven by acquisitions and robust organic order growth, where we saw benefits from customers replenishing rental fleets, momentum on the industrial side and the results of our initiative to expand into the utility market.”
Consolidated orders were $271.1 million for the quarter, up $83.8 million, or 45%, compared to the prior-year quarter. The Environmental Solutions Group reported orders of $214.7 million in the second quarter of 2017, an increase of $79.4 million, or 59%, compared to the prior-year quarter. The improvement was largely due to the acquisition of TBEI and organic order growth of approximately $22 million, or 24%, primarily represented by improved orders for sewer cleaners and vacuum trucks. Orders within our Safety and Security Systems Group were up $4.4 million. Consolidated backlog at June 30, 2017 was $223 million, up $73 million, or 49%, compared to last year, and up $49 million, or 28%, from the end of the first quarter of 2017.
In the Environmental Solutions Group, net sales were up $54.9 million, or 46%, primarily due to $31.4 million of incremental net sales resulting from the JJE acquisition, which was completed in June 2016, an increase in shipments of sewer cleaners and vacuum trucks in the U.S., and the contribution of $18.1 million of TBEI sales for June, which has historically been a seasonally-strong month. Sales in the Safety and Security Systems Group decreased by $2.8 million, or 5%.
Consolidated second quarter operating income was $18.7 million, up $4.4 million, or 31%, compared to the prior-year quarter, primarily driven by a $6.1 million increase within the Environmental Solutions Group, partially offset by a $1.0 million reduction within the Safety and Security Systems Group and a $0.7 million increase in corporate expenses. Consolidated operating margin was 8.3%, unchanged from the prior-year quarter.
Consolidated adjusted earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”) for the second quarter of 2017 was $28.9 million, up $9.5 million, or 49%, compared to the prior-year quarter, and consolidated adjusted EBITDA margin was 12.9% compared to 11.3% last year.

Adjusted EBITDA in the Environmental Solutions Group was up $10.8 million, or 58%, to $29.3 million, and its adjusted EBITDA margin was 16.8%, up from 15.5% last year. Within the Safety and Security Systems Group, adjusted EBITDA was $6.7 million, compared to $7.7 million last year, and its adjusted EBITDA margin was 13.4%, compared to 14.6% last year.
Completed TBEI Acquisition in June; Improved Cash Flow Facilitates Post-Acquisition Reduction in Debt Leverage
Net cash of $32.1 million was provided by continuing operating activities in the second quarter of 2017, compared to $10.6 million in the prior-year quarter. For the first half of 2017, net cash of $45.8 million was provided by continuing operating activities, compared to $3.9 million in the same period of 2016.
During the second quarter, the Company completed the acquisition of TBEI, funding $243.0 million of the purchase price through borrowings under its credit facility, with the remainder being paid with existing cash on hand. At June 30, 2017, consolidated debt was $289 million, total cash and cash equivalents were $37 million and the Company had $93 million of availability for borrowings under its credit facility.
“The improvement in our cash flow generation in the second quarter was particularly encouraging,” said Sherman. “It enabled us to pay down $20 million of borrowings, and our debt leverage at the end of the quarter was down to 2.4 times adjusted EBITDA, compared to 2.7 times at the beginning of June, when we completed the TBEI acquisition. While our short-term focus is on delevering, our long-term priorities for the use of our capital remain unchanged.”
The Company also funded dividends of $4.2 million during the second quarter, and the Board of Directors recently declared a $0.07 per share dividend that will be payable in the third quarter.
Outlook
“Our second quarter performance provides us with increased confidence in our full-year outlook,” Sherman noted. “While our municipal markets continue to be steady overall, we have seen some recent deferrals of larger orders of street sweepers and public safety products, which we believe to be temporary. With the growth in organic orders experienced in the first half of the year contributing to a strong backlog for vacuum trucks and sewer cleaners, and up to $0.03 of accretion currently expected from TBEI, we are raising our full-year 2017 adjusted EPS outlook to a new range of $0.77 to $0.80, from a range of $0.70 to $0.78.”
CONFERENCE CALL
Federal Signal will host its second quarter conference call on Tuesday, August 8, 2017 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com or by dialing phone number 1-888-806-6231 and entering the pin number 8899709. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) provides products and services to protect people and our planet. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: http://www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions; product and price competition; supplier and raw material prices; risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits; foreign currency exchange rate changes; interest rate changes; increased legal expenses and litigation results; legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Ian Hudson, Interim Chief Financial Officer, +1-630-954-2000, ihudson@federalsignal.com

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except per share data)	2017	2016	2017	2016
Net sales	$224.4	$172.3	$402.2	$345.1
Cost of sales	169.7	127.3	303.9	252.7
Gross profit	54.7	45.0	98.3	92.4
Selling, engineering, general and administrative expenses	34.9	30.3	66.4	59.9
Acquisition and integration-related expenses	1.0	0.4	1.5	0.9
Restructuring	0.1	—	0.4	1.2
Operating income	18.7	14.3	30.0	30.4
Interest expense	1.3	0.4	1.9	0.8
Debt settlement charges	—	—	—	0.3
Other income, net	(0.2)	(0.3)	(0.5)	(1.0)
Income before income taxes	17.6	14.2	28.6	30.3
Income tax expense	6.1	4.8	9.9	10.5
Income from continuing operations	11.5	9.4	18.7	19.8
(Loss) gain from discontinued operations and disposal, net of income tax (benefit) expense of $(0.1), $(0.3), $0.0 and $4.1, respectively	(0.1)	(0.3)	—	2.9
Net income	$11.4	$9.1	$18.7	$22.7
Basic earnings per share:
Earnings from continuing operations	$0.19	$0.16	$0.31	$0.32
(Loss) earnings from discontinued operations and disposal, net of tax	—	(0.01)	—	0.05
Net earnings per share	$0.19	$0.15	$0.31	$0.37
Diluted earnings per share:
Earnings from continuing operations	$0.19	$0.15	$0.31	$0.32
(Loss) earnings from discontinued operations and disposal, net of tax	—	—	—	0.05
Net earnings per share	$0.19	$0.15	$0.31	$0.37
Weighted average common shares outstanding:
Basic	59.7	60.1	59.7	61.1
Diluted	60.3	60.9	60.3	61.9
Cash dividends declared per common share	$0.07	$0.07	$0.14	$0.14

Operating data:
Operating margin	8.3%	8.3%	7.5%	8.8%
Adjusted EBITDA	$28.9	$19.4	$47.8	$40.2
Adjusted EBITDA margin	12.9%	11.3%	11.9%	11.6%
Total orders	$271.1	$187.3	$485.7	$323.0
Backlog	222.7	149.8	222.7	149.8
Depreciation and amortization	6.6	4.2	12.3	7.2

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2017	December 31, 2016
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$37.0	$50.7
Accounts receivable, net of allowances for doubtful accounts of $1.0 and $0.8, respectively	117.5	81.3
Inventories	139.7	120.1
Prepaid expenses and other current assets	8.7	7.5
Total current assets	302.9	259.6
Properties and equipment, net of accumulated depreciation of $106.7 and $101.3, respectively	63.9	42.9
Rental equipment, net of accumulated depreciation of $15.2 and $9.7, respectively	83.8	80.8
Goodwill	372.2	236.5
Intangible assets, net of accumulated amortization of $1.3 and $0.5, respectively	162.8	10.2
Deferred tax assets	6.7	8.2
Deferred charges and other assets	4.2	3.9
Long-term assets of discontinued operations	1.1	1.1
Total assets	$997.6	$643.2
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and capital lease obligations	$0.3	$0.5
Accounts payable	66.7	35.3
Customer deposits	6.5	4.5
Accrued liabilities:
Compensation and withholding taxes	17.6	13.8
Other current liabilities	40.8	28.7
Current liabilities of discontinued operations	0.8	2.1
Total current liabilities	132.7	84.9
Long-term borrowings and capital lease obligations	288.9	63.5
Long-term pension and other postretirement benefit liabilities	57.5	61.1
Deferred gain	9.7	10.7
Deferred tax liabilities	67.4	—
Other long-term liabilities	27.0	26.9
Long-term liabilities of discontinued operations	2.0	2.0
Total liabilities	585.2	249.1
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 65.9 and 65.4 shares issued, respectively	65.9	65.4
Capital in excess of par value	204.4	200.3
Retained earnings	312.1	301.8
Treasury stock, at cost, 6.0 and 5.8 shares, respectively	(84.5)	(81.4)
Accumulated other comprehensive loss	(85.5)	(92.0)
Total stockholders’ equity	412.4	394.1
Total liabilities and stockholders’ equity	$997.6	$643.2

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended June 30,
(in millions)	2017	2016
Operating activities:
Net income	$18.7	$22.7
Adjustments to reconcile net income to net cash provided by operating activities:
Loss (gain) from discontinued operations and disposal	—	(2.9)
Depreciation and amortization	12.3	7.2
Deferred financing costs	0.2	0.5
Deferred gain	(1.0)	(0.9)
Stock-based compensation expense	2.7	2.2
Pension expense, net of funding	(2.8)	(2.2)
Deferred income taxes	2.8	7.0
Changes in operating assets and liabilities, net of effects of acquisitions and discontinued operations	12.9	(29.7)
Net cash provided by continuing operating activities	45.8	3.9
Net cash (used for) provided by discontinued operating activities	(0.3)	1.3
Net cash provided by operating activities	45.5	5.2
Investing activities:
Purchases of properties and equipment	(2.7)	(3.6)
Payments for acquisitions, net of cash acquired	(269.2)	(102.6)
Other, net	0.1	(0.5)
Net cash used for continuing investing activities	(271.8)	(106.7)
Net cash (used for) provided by discontinued investing activities	(1.1)	88.0
Net cash used for investing activities	(272.9)	(18.7)
Financing activities:
Increase in revolving lines of credit, net	223.0	64.8
Payments on long-term borrowings	—	(43.4)
Payments of debt financing fees	(0.2)	(1.1)
Purchases of treasury stock	—	(33.1)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(2.4)	(2.6)
Cash dividends paid to stockholders	(8.4)	(8.6)
Proceeds from stock-based compensation activity	1.2	0.2
Other, net	(0.2)	(0.4)
Net cash provided by (used for) continuing financing activities	213.0	(24.2)
Net cash provided by discontinued financing activities	—	0.7
Net cash provided by (used for) financing activities	213.0	(23.5)
Effects of foreign exchange rate changes on cash and cash equivalents	0.7	(0.3)
Decrease in cash and cash equivalents	(13.7)	(37.3)
Cash and cash equivalents at beginning of year	50.7	76.0
Cash and cash equivalents at end of period	$37.0	$38.7

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS (Unaudited)
The following tables summarize group operating results as of and for the three and six months ended June 30, 2017 and 2016:
Environmental Solutions Group

	Three Months Ended June 30,			Six Months Ended June 30,
($ in millions)	2017	2016	Change	2017	2016	Change
Net sales	$174.3	$119.4	$54.9	$302.1	$234.8	$67.3
Operating income	21.0	14.9	6.1	31.3	31.4	(0.1)
Adjusted EBITDA	29.3	18.5	10.8	44.8	36.8	8.0
Operating data:
Operating margin	12.0%	12.5%	(0.5)%	10.4%	13.4%	(3.0)%
Adjusted EBITDA margin	16.8%	15.5%	1.3%	14.8%	15.7%	(0.9)%
Total orders	214.7	135.3	79.4	381.3	218.5	162.8
Backlog	197.8	117.0	80.8	197.8	117.0	80.8
Depreciation and amortization	5.6	3.1	2.5	10.2	4.9	5.3
Safety and Security Systems Group

	Three Months Ended June 30,			Six Months Ended June 30,
($ in millions)	2017	2016	Change	2017	2016	Change
Net sales	$50.1	$52.9	$(2.8)	$100.1	$110.3	$(10.2)
Operating income	5.6	6.6	(1.0)	12.0	11.5	0.5
Adjusted EBITDA	6.7	7.7	(1.0)	14.4	14.9	(0.5)
Operating data:
Operating margin	11.2%	12.5%	(1.3)%	12.0%	10.4%	1.6%
Adjusted EBITDA margin	13.4%	14.6%	(1.2)%	14.4%	13.5%	0.9%
Total orders	56.4	52.0	4.4	104.4	104.5	(0.1)
Backlog	24.9	32.8	(7.9)	24.9	32.8	(7.9)
Depreciation and amortization	1.0	1.1	(0.1)	2.0	2.2	(0.2)
Corporate Expenses
Corporate operating expenses were $7.9 million and $7.2 million for the three months ended June 30, 2017 and 2016, respectively. For the six months ended June 30, 2017 and 2016, corporate operating expenses were $13.3 million and $12.5 million, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted net income and earnings per share from continuing operations (“EPS”):
The Company believes that modifying its 2017 and 2016 net income and diluted EPS provides additional measures which are representative of the Company’s underlying performance and improves the comparability of results across reporting periods. During the three and six months ended June 30, 2017 and 2016 adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of restructuring activity, executive severance costs, acquisition and integration-related expenses, purchase accounting effects and debt settlement charges, where applicable.

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions)	2017	2016	2017	2016
Income from continuing operations	$11.5	$9.4	$18.7	$19.8
Add:
Income tax expense	6.1	4.8	9.9	10.5
Income before income taxes	17.6	14.2	28.6	30.3
Add:
Restructuring	0.1	—	0.4	1.2
Executive severance costs	—	—	0.7	—
Acquisition and integration-related expenses	1.0	0.4	1.5	0.9
Purchase accounting effects (a)	2.5	0.5	3.0	0.5
Debt settlement charges	—	—	—	0.3
Adjusted income before income taxes	21.2	15.1	34.2	33.2
Adjusted income tax expense (b)	(7.4)	(5.0)	(11.9)	(11.5)
Adjusted net income from continuing operations	$13.8	$10.1	$22.3	$21.7

	Three Months Ended June 30,		Six Months Ended June 30,
(dollars per diluted share)	2017	2016	2017	2016
EPS, as reported	$0.19	$0.15	$0.31	$0.32
Add:
Income tax expense	0.10	0.08	0.16	0.17
Income before income taxes	0.29	0.23	0.47	0.49
Add:
Restructuring	—	—	0.01	0.02
Executive severance costs	—	—	0.01	—
Acquisition and integration-related expenses	0.02	0.01	0.03	0.01
Purchase accounting effects (a)	0.04	0.01	0.05	0.01
Debt settlement charges	—	—	—	0.01
Adjusted income before income taxes	0.35	0.25	0.57	0.54
Adjusted income tax expense (b)	(0.12)	(0.08)	(0.20)	(0.19)
Adjusted EPS	$0.23	$0.17	$0.37	$0.35

(a)
Purchase accounting effects relate to adjustments to exclude the step-up in the valuation of equipment acquired in connection with current and prior-year acquisitions that was sold subsequent to the acquisition dates in the three and six months ended June 30, 2017 and 2016, as well as to exclude the depreciation of the step-up in the valuation of the rental fleet acquired in the JJE transaction.

(b)
Adjusted income tax expense for the three and six months ended June 30, 2017 and 2016 was recomputed after excluding the impact of restructuring activity, executive severance costs, acquisition and integration-related expenses, purchase accounting effects and debt settlement charges, where applicable.

Adjusted EBITDA:
The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional measures which are representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance.
Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of income from continuing operations, interest expense, debt settlement charges, acquisition and integration-related expenses, restructuring activity, executive severance costs, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of income from continuing operations, interest expense, debt settlement charges, acquisition and integration-related expenses, restructuring activity, executive severance costs, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense divided by net sales for the applicable period(s).
Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, restructuring activity, purchase accounting effects and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, restructuring activity, purchase accounting effects and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s). Segment operating income includes all revenues, costs and expenses directly related to the segment involved. In determining segment income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment.
Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin.
Consolidated
The following table summarizes the Company’s consolidated adjusted EBITDA and adjusted EBITDA margin and reconciles income from continuing operations to consolidated adjusted EBITDA for the three and six months ended June 30, 2017 and 2016:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in millions)	2017	2016	2017	2016
Income from continuing operations	$11.5	$9.4	$18.7	$19.8
Add:
Interest expense	1.3	0.4	1.9	0.8
Debt settlement charges	—	—	—	0.3
Acquisition and integration-related expenses	1.0	0.4	1.5	0.9
Restructuring	0.1	—	0.4	1.2
Executive severance costs	—	—	0.7	—
Purchase accounting effects	2.5	0.5	3.0	0.5
Other income, net	(0.2)	(0.3)	(0.5)	(1.0)
Income tax expense	6.1	4.8	9.9	10.5
Depreciation and amortization	6.6	4.2	12.2	7.2
Consolidated adjusted EBITDA	$28.9	$19.4	$47.8	$40.2

Net sales	$224.4	$172.3	$402.2	$345.1

Consolidated adjusted EBITDA margin	12.9%	11.3%	11.9%	11.6%

Environmental Solutions Group
The following table summarizes the Environmental Solutions Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and six months ended June 30, 2017 and 2016:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in millions)	2017	2016	2017	2016
Operating income	$21.0	$14.9	$31.3	$31.4
Add:
Acquisition and integration-related expenses	0.2	—	0.4	—
Purchase accounting effects	2.5	0.5	3.0	0.5
Depreciation and amortization	5.6	3.1	10.1	4.9
Adjusted EBITDA	$29.3	$18.5	$44.8	$36.8

Net sales	$174.3	$119.4	$302.1	$234.8

Adjusted EBITDA margin	16.8%	15.5%	14.8%	15.7%

Safety and Security Systems Group
The following table summarizes the Safety and Security Systems Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and six months ended June 30, 2017 and 2016:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in millions)	2017	2016	2017	2016
Operating income	$5.6	$6.6	$12.0	$11.5
Add:
Restructuring	0.1	—	0.4	1.2
Depreciation and amortization	1.0	1.1	2.0	2.2
Adjusted EBITDA	$6.7	$7.7	$14.4	$14.9

Net sales	$50.1	$52.9	$100.1	$110.3

Adjusted EBITDA margin	13.4%	14.6%	14.4%	13.5%